April 29, 2011

VIA EDGAR SUBMISSION

Ms. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:      Hertz Global Holdings, lnc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 14A

Filed April 6, 2011

File No. 001-33139

Dear Ms. Shenk:

This letter sets forth the responses of Hertz Global Holdings, Inc. (the “Company”) to the comments contained in your letter, dated April 18, 2011, relating to the Hertz Global Holdings, Inc. Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2011 and the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 6, 2011. The comments of the Staff of the Commission (the “Staff”) are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each such comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 26

1.         We note that over the last few years the percentage of ‘program cars’ in your rental fleet has decreased and that this percentage is expected to decrease in the future.  As this increases your risk that the market value of a car at the time of disposal will be less than its estimated residual value at such time, please provide a discussion in MD&A explaining this change in trend, management’s assessment of the factors causing this change, and its expected impact on overall operations.  For example, discuss if you plan to keep cars for a longer period of time, which would result in higher maintenance costs, etc.

In response to the Staff’s comment, the Company will expand its MD&A disclosures in future filings to further explain this change in trend, its assessment of the factors causing this change and its expected impact on overall operations.  Absent changes in facts and circumstances, the following enhanced disclosure will be provided in the Company’s Form 10-Q for the quarter ended March 31, 2011:

In recent periods we have decreased the percentage of program cars in our car rental fleet and we expect this percentage to continue to decrease in the future. Non-program cars typically have lower acquisition costs and lower depreciation rates than comparable program cars.  As a result of decreasing our reliance on program cars, we reduce our risk related to the creditworthiness of the vehicle manufacturers.  With fewer program cars in our fleet, we have an increased risk that the market value of a car at the time of its disposition will be less than its estimated residual value.  Program cars generally provide us with flexibility to reduce the size of our fleet by returning cars sooner than originally expected without risk of loss in the event of an economic downturn or to respond to changes in rental demand.  This flexibility will be reduced as the percentage of non-program cars in our car rental fleet increases.  Furthermore, it is expected that the average age of our fleet will increase since the average holding period for non-program vehicles is longer than program vehicles.  However, the longer holding period does not necessarily equate to higher costs due to the stringent turnback requirements imposed by vehicle manufacturers for program cars.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 49

Goodwill and Other Intangible Assets

2.                          Please expand your critical accounting policy for goodwill to include the following:

•                  the percentage by which fair value of the reporting units exceeded the carrying values as of the date of the most recent test;

•                  the amount of goodwill allocated to the reporting unit;

•                  a description of the methods and key assumptions used and how the key assumptions were determined;

•                  a discussion of the degree of uncertainty associated with the key assumptions including specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In response to the Staff’s comment, the Company will expand its critical accounting policy for goodwill in future filings to explain how the Company identifies reporting units for purposes of goodwill impairment testing and determines the fair market value of each reporting unit.

The Company notes the following for the Staff’s information:  The Company performed its impairment analysis using a discounted cash flow methodology.  Under this approach, each reporting unit’s fair value substantially exceeded its respective carrying amount. The Company will continue to monitor whether any reporting units are at risk of failing step one of the impairment test and, if any reporting unit is exposed to such risk, whether a material impairment charge is nevertheless unlikely even if step one is failed.  Should any reporting unit be at risk of failing step one of the impairment test and a material impairment charge therefore become reasonably likely, the Company will include the requested disclosure with respect to the reporting unit and the Company’s methods and assumptions used in allocating goodwill.  It should also be noted that in 2008, the Company recorded impairment charges related to a substantial portion of its goodwill as a result of a decline in the economy and 2008 operating results, and a significant decline in both the fair value of debt and the Company’s stock price.  The remaining goodwill of approximately $300 million, the majority of which relates to the Company’s car rental segment, represents less than 2% of the Company’s total assets as of December 31, 2010.

Note (c) - Adjusted Pre-tax Income, page 56

3.                          Please revise to explain “income (loss) before income taxes” as presented for the car and equipment rental segments and how it reconciles to the consolidated amount of $(13.6) million.

In response to the Staff’s comment, the Company will revise its reconciliation in future filings to reconcile the total of the reportable segments’ measure of profit or loss to the Company’s consolidated income (loss) before income taxes pursuant to ASC 280, Segment Reporting, Section 10-50-30 paragraph b.  Absent changes in facts and circumstances, the following reconciliation is what the Company plans to include in its Form 10-Q for the quarter ended March 31, 2011:

(c)                                  Adjusted pre-tax income is calculated as income (loss) before income taxes plus non-cash purchase accounting charges, non-cash debt charges and certain one-time charges and non-operational items. Adjusted pre-tax income is the measure utilized by management in making decisions about allocating resources to segments and measuring their performance. Management believes this measure best reflects the financial results from ongoing operations. The contribution of our reportable segments to adjusted pre-tax income (loss) and reconciliation to consolidated amounts are presented below (in millions of dollars):

	Three Months Ended March 31,
	2011	2010
Adjusted pre-tax income (loss):
Car rental	$61.3	$27.1
Equipment rental	10.2	(5.0)
Total reportable segments	71.5	22.1
Adjustments:
Other reconciling items(1)	(87.5)	(91.3)
Purchase accounting(2)	(20.6)	(22.1)
Non-cash debt charges(3)	(59.9)	(48.8)
Restructuring charges	(4.9)	(10.7)
Restructuring related charges(4)	(0.5)	(5.3)
Derivative losses(5)	—	(1.7)
Acquisition related costs	(2.8)	—
Management transition costs	(2.5)	—
Premiums paid on debt(6)	(51.7)	—
Loss before income taxes	$(158.9)	$(157.8)

(1)    Represents general corporate expenses, certain interest expense (including net interest on corporate debt), as well as other business activities such as our third-party claim management services.

(2)    Represents the purchase accounting effects of the Acquisition on our results of operations relating to increased depreciation and amortization of tangible and intangible assets and accretion of revalued workers’ compensation and public liability and property damage liabilities. Also represents the purchase accounting effects of subsequent acquisitions on our results of operations relating to increased amortization of intangible assets.

(3)    Represents non-cash debt charges relating to the amortization and write-off of deferred debt financing costs and debt discounts. For the three months ended March 31, 2010, also includes $20.9 million associated with the amortization of amounts pertaining to the de-designation of the Hertz Vehicle Financing LLC, or “HVF,” interest rate swaps as effective hedging instruments.

(4)    Represents incremental costs incurred directly supporting our business transformation initiatives. Such costs include transition costs incurred in connection with our business process outsourcing arrangements and incremental costs incurred to facilitate business process re-engineering initiatives that involve significant organization redesign and extensive operational process changes.

(5)    Represents the mark-to-market adjustment on our interest rate cap.

(6)    Represents premiums paid to redeem our 10.5% Senior Subordinated Notes and a portion of our 8.875% Senior Notes.

Direct Operating Expenses, page 59

4.                          Please revise to discuss direct operating expenses by reportable segment.

In response to the Staff’s comment, the Company will expand its MD&A disclosures in future filings to discuss direct operating expenses by reportable segment (car rental and equipment rental) similar to the disclosures included for revenues, depreciation of revenue earning equipment and lease charges, interest expense and adjusted pre-tax income (loss).

Income Taxes, page 78

5.                          We note that you elected to suspend the Like Kind Exchange Program (LKE Program) in August 2010 allowing cash proceeds from sales of vehicles to be utilized for other various business purposes.  We also note that new tax legislation enables you to temporarily suspend the program with an expected neutral effect on your federal net operating loss position.  Please expand your discussion to be more specific with regard to how you plan to use this significant source of funds.  Also include if you plan to use a majority of the cash proceeds for other than replacement vehicles, discuss how you plan to fund the purchase of new vehicles during this time period, or whether you will delay the purchases, and any business consequences of such plans.  Also, please explain how the suspension of the program will not have an effect on your federal net operating loss position for tax purposes.

In response to the Staff’s comment, the Company will expand its MD&A disclosures in future filings.  Absent changes in facts and circumstances, the following enhanced disclosure will be provided in the Company’s Form 10-Q for the quarter ended March 31, 2011:

In August 2010, we elected to temporarily suspend the U.S. car rental LKE Program allowing cash proceeds from sales of vehicles to be utilized for various business purposes, including paying down existing debt obligations, future growth initiatives and for general operating purposes.  Purchases of vehicles will continue to be funded with a combination of asset-backed securitizations, asset-based revolving credit facilities and corporate liquidity.  We expect that recent tax legislation, effective September 2010 through December 2011, will result in the LKE suspension having a neutral effect on our taxes. The new law allows 100% bonus depreciation for qualified asset acquisitions during the period the law is effective. We estimate recognized tax gains on vehicle dispositions resulting from the LKE suspension to be mainly offset by 100% tax depreciation on newly acquired vehicles. Additionally, when the LKE program is re-instated in 2012, the vehicles placed in the program will have full tax basis available for depreciation. This treatment will have the effect of refreshing the LKE program because tax depreciation of the entire cost basis and full deferral of tax gains upon asset disposal is available. Our federal net operating loss position for U.S. tax purposes should remain relatively unchanged when the LKE program is re-instated.  The LKE program will be enhanced for future years because the vehicles in the program will have full cost basis available for depreciation.

The Company notes the following for the Staff’s information, to illustrate:

Hertz exchange vehicle A (with $100 realized gain) for vehicle B (with a cost of $300)

		LKE
	With LKE	Suspended
Taxable Gain	$—	$100
100% Bonus Depreciation	$(200)	$(300)

Net Impact on Federal Taxable Income (Loss)	$(200)	$(200)

*In both situations, net impact on federal taxable income (loss) is the same.

Definitive Proxy Statement on Schedule 14A

Business Unit Modifier for 2010, page 45

6.                          We note that you have quantified the seven strategic goals for the International business unit and the eight strategic goals for the Equipment Rental business unit.  In future filings, please quantify the company’s actual performance as compared to each of the strategic goals. Please also discuss in greater detail how the Compensation Committee evaluated business unit performance as compared to the various strategic goals in arriving at the business unit modifiers.

In response to the Staff’s comment, we will provide additional disclosure to quantify the Company’s actual performance in future filings to the extent that the Compensation Committee’s evaluation of business unit performance as compared to strategic goals remains the same and such disclosure does not disclose confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the Company.

General

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call me at (201) 307-2000.

Sincerely,

/s/ Elyse Douglas
Elyse Douglas
Chief Financial Officer

cc:	Theresa Messinese
John Stickel
Securities and Exchange Commission